John T. McKenna +1 650 843 5059 jmckenna@cooley.com

March 23, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	ConvergeOne Holdings, Inc.
Schedule TO-I
Filed February 26, 2018
File No. 005-89952

Ladies and Gentlemen:

On behalf of ConvergeOne Holdings, Inc. (“ConvergeOne” or the “Company”), the following information is in response to a letter, dated March 7, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I filed on February 26, 2018. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.

Schedule TO-I

1.	Please provide us with your legal analysis of the applicability of Rule 13e-3 to the tender offer.

The Company respectfully acknowledges the Staff’s comments, and advises the Staff that following its business combination with Forum Merger Corporation, the Company was required to submit to the Nasdaq Stock Market LLC (“Nasdaq”) data regarding round lot holders of its common stock and warrants. Based on the Company’s review of such data, it has preliminarily concluded that following the business combination, the warrants do not meet the minimum 400 round lot holder requirement for listing as set forth as set forth in Nasdaq Listing Rule 5515(a)(4). The Company currently expects that the Nasdaq will issue a delisting notice for the warrants and the Company does not currently intend to appeal such delisting determination. Therefore, as the warrants will not qualify to list on a national securities exchange the Company respectfully submits that Rule 13e-3 is not applicable to the tender offer.

Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

2.	We note the following disclosure on page 2: “We currently intend to purchase any and all Warrants properly tendered but we may elect to purchase none of the Warrants. If we elect to purchase any of the Warrants validly tendered, we will purchase all of the Warrants validly tendered.” (Similar disclosure appears under “The Offer – Section 1. Number of Warrants; Purchase Price” on page 7.) Please revise to clarify that you may elect to purchase none of the Warrants only in the event that you terminate the offer due to the failure to satisfy a condition to the offer.

The Company respectfully acknowledges the Staff’s comments, and has revised the disclosure on pages 2 and 7 of the Offer to Purchase.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

March 23, 2018

Page Two

3.	On page 3, the answer in response to the question “Until what time can I withdraw previously tendered Warrants?” appears to be incomplete. Please revise.

The Company respectfully acknowledges the Staff’s comments, and has revised the disclosure on page 3.

The Offer – Section 3. Procedures for Tendering Warrants, page 10

4.	Please tell us why you reference Rule 14e-4 here and in the Letter of Transmittal. We note that the rule addresses prohibited transactions in connection with a partial tender offer and that your offer is for all outstanding Warrants.

The Company respectfully acknowledges the Staff’s comments, and has revised the disclosure on page 10 of the Offer to Purchase and page 5 of the Letter of Transmittal.

The Offer – Section 4. Withdrawal Rights, page 11

5.	Please disclose that Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

The Company respectfully acknowledges the Staff’s comments, and has revised the disclosure on Page 11 of the Offer to Purchase.

Letter of Transmittal

6.	Please tell us how the disclosure in the penultimate bullet point on page 4 is consistent with Section 29(a) of the Exchange Act.

The Company respectfully acknowledges the Staff’s comments, and has revised the disclosure on page 4 of the Letter of Transmittal.

*        *        *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/S/ JOHN T. MCKENNA

John T. McKenna

cc:	John A. McKenna, Jr., ConvergeOne Holdings, Inc.
Jeff Nachbor, ConvergeOne Holdings, Inc.
Mehdi Khodadad, Cooley LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com